FILED BY PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

13 MAY 2014

This is an announcement of a possible offer falling under Rule 2.4 of the City Code on Takeovers and Mergers (the “Code”). It does not represent a firm intention to make an offer under Rule 2.7 of the Code. Accordingly, there can be no certainty that any offer will ultimately be made.

STATEMENT FROM PFIZER INC. (“PFIZER”)

PFIZER’S POSSIBLE OFFER FOR ASTRAZENECA PLC (“ASTRAZENECA”) REPRESENTS COMPELLING SHAREHOLDER VALUE

•	Rationale for a combination is compelling—strategic, financial and operational benefits

•	Presents significant value creation opportunity for AstraZeneca shareholders

•	Substantial premium and significant cash component

•	Pfizer committed to developing and maintaining world class R&D capabilities

•	Pfizer confident on deliverability of transaction

•	Pfizer is keen to engage with the AstraZeneca Board

Pfizer today is publishing a presentation to the shareholders of AstraZeneca on the merits of a combination of the two companies. As indicated in its announcements on 28 April and 2 May 2014, Pfizer wishes to enter into discussions with AstraZeneca regarding a potential combination of the two companies and remains disappointed at the lack of engagement by the AstraZeneca Board. As laid out below, Pfizer believes there is compelling rationale for a combination and if AstraZeneca engages in conversations to provide Pfizer with a better understanding of its business and its prospects it may lead to a transaction that AstraZeneca can recommend. Pfizer continues to believe that engagement by the AstraZeneca Board is in the best interest of all stakeholders of both companies.

Compelling strategic rationale for a Pfizer/AstraZeneca combination:

•	Clinical, regulatory and reimbursement risks continue to increase the cost of drug development and the risk profile of the industry. Pfizer believes a combination of Pfizer and AstraZeneca would create an industry leader with the scale, operational efficiency, financial strength and breadth of portfolio to better address these challenges.

•	Pfizer believes there is strong strategic, operational and financial rationale for a combination:

•	Strong strategic fit:

•	Combination would enhance the innovative and established portfolios of both businesses; provide even more desirable product portfolio to enhance commercial position in key emerging markets and enhanced optionality to pursue future separation, though no decisions have been made.

•	Strong operational fit:

•	Combination expected to enhance global offerings for innovative business; strong combined R&D organisation and pipeline would support innovative growth; established business well-positioned to optimise portfolio lifecycles.

•	Strong financial fit:

•	Combination expected to create strong and consistent pro forma cash flow enabling continued investment in innovation and shareholder return; significant expected operational and financial synergies; efficient tax structure for combined operations and capital allocation; expected to be accretive to adjusted diluted EPS[1] in first full year and to accelerate adjusted diluted EPS growth thereafter[2]; ongoing value creation from anticipated operational and financial synergies.

AstraZeneca’s standalone business faces challenges:

•	Predictability of revenue loss – major products with total 2013A sales of circa $14 billion[3] facing near-term patent expiration.

•	Uncertainty of revenue potential – attractive but high-risk early stage pipeline that still requires significant investment.

•	Competitive commercial dynamics require significant investments while topline pressured by major loss of exclusivity (“LOE”).

•	Major LOEs will pressure margins and ability to return capital to shareholders.

•	Late-stage pipeline less differentiated than early-stage pipeline.

•	Potential lack of sufficient scale to compete against large national players in emerging markets.

Pfizer’s business model with distinct innovative and established pharmaceutical businesses provides an opportunity to optimise AstraZeneca’s complementary portfolios. Combined business expected to have the financial strength and stable pro forma cash flow essential to support continued investment in science and innovation while driving shareholder value.

[1]	“Adjusted Income” and its components and “Adjusted Diluted Earnings Per Share (EPS)” are defined as reported U.S. generally accepted accounting principles (GAAP) net income attributable to Pfizer Inc. and its components and reported diluted EPS attributable to Pfizer Inc. common shareholders excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. The adjusted income and its components and adjusted diluted EPS measures were not prepared in accordance with U.S. GAAP and are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. We cannot predict the potential impact of any combination on reported diluted EPS in the first full year or thereafter.
[2]	This should not be taken as a statement regarding Pfizer’s expectations for its earnings per share for 2014 or subsequent periods.
[3]	Source: AstraZeneca Fourth Quarter and 2013 Full Year Results. Includes Nexium ($3.9bn), Crestor ($5.6bn), Seroquel XR ($1.3bn), Symbicort ($3.5bn). AstraZeneca financial information is reported in IFRS. No reconciliation to US GAAP is being provided.

Pfizer is committed to world class R&D capabilities:

•	Pfizer has a strong track record of integrating science and business to deliver value to patients, the health care system and shareholders.

•	Pfizer’s key R&D priorities include:

•	Delivering high-value medicines and vaccines - six therapeutic areas (Immunology & Inflammation, CV & Metabolic Diseases, Oncology, Vaccines, Neuroscience & Pain, Rare Diseases) plus biosimilars, with 80 projects in clinical development and 13 approvals over the last four years.

•	Advancing leading capabilities across multiple therapeutic modalities.

•	Collaborating to shape the health innovation environment.

•	Pfizer is reiterating its commitment to having at least 20% of the combined company’s total R&D workforce in the United Kingdom going forward and creating a substantial innovation hub in Cambridge and the wider scientific community.

Pfizer’s 2 May 2014 proposal offers AstraZeneca shareholders a significant and immediate value creation opportunity4:

•	Substantial premium to both AstraZeneca’s unaffected share price and analyst price targets.

•	Pfizer’s 2 May 2014 proposal represents a 37% premium to the mean analyst price target as of 17 April 2014 of £36.56[5].

•	The proposal also represents a 32% premium to AstraZeneca’s closing share price of £37.82 on 17 April 2014 (the latest trading date preceding speculation of an offer by Pfizer for AstraZeneca).

•	Significant cash component.

•	Expected to be accretive to adjusted diluted EPS[6] in first full year[7] and ongoing value creation from anticipated operational and financial synergies:

[4]	2 May 2014 proposed offer indicative value based on 1.845 Pfizer shares plus £15.98 per AstraZeneca share, and Pfizer closing share price of $31.15 and exchange rate of $1.00:£0.5919 on 1 May 2014.
[5]	Source: Bloomberg, AstraZeneca mean target prices includes target prices for ordinary shares, but excludes target prices for the ADR. Based on research analyst price targets released between AstraZeneca’s Q4 2013 earnings on 6 February 2014 to 17 April 2014, last trading day before Sunday Times article. Broker reports used includes: AlphaValue, 17 April 2014; Berenberg, 17 April 2014; Helvea, 16 April 2014; Barclays, 14 April 2014; Jefferies, 14 April 2014; Bryan Garnier, 11 April 2014; Bernstein, 11 April 2014; Swedbank, 9 April 2014; Panmure, 7 April 2014; Credit Suisse, 4 April 2014; BNP Paribas, 2 April 2014; Deutsche Bank, 2 April 2014; Independent Research, 19 March 2014; Société Générale, 11 March 2014; UBS, 6 March 2014; Kepler, 27 February 2014; Danske Bank, 18 February 2014; Main First, 14 February 2014; Landesbank, 10 February 2014; Pareto Securities, 7 February 2014; Handelsbanken, 7 February 2014; Nordea, 7 February 2014; Morgan Stanley, 6 February 2014; and SEB, 6 February 2014. Mean analyst price target shall not be deemed to be a forecast, projection or estimate of the future financial performance or stock price of Pfizer, AstraZeneca or the combined business following completion of any possible transaction.
[6]	“Adjusted Income” and its components and “Adjusted Diluted Earnings Per Share (EPS)” are defined as reported U.S. generally accepted accounting principles (GAAP) net income attributable to Pfizer Inc. and its components and reported diluted EPS attributable to Pfizer Inc. common shareholders excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. The adjusted income and its components and adjusted diluted EPS measures were not prepared in accordance with U.S. GAAP and are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. We cannot predict the potential impact of any combination on reported diluted EPS in the first full year or thereafter.
[7]	This should not be taken as a statement regarding Pfizer's expectations for its earnings per share for 2014 or subsequent periods.

•	Expected strong and consistent pro forma cash flow enabling continued investment in innovation and shareholder return.

•	Significant anticipated operational and financial synergies.

•	Efficient tax structure for combined operations and capital allocation.

Pfizer is confident the transaction is deliverable:

•	Pfizer has assessed this transaction in detail and is confident it can be implemented.

•	Transaction to be structured in a way that meets all applicable legal and tax jurisdiction requirements.

•	Pfizer would not be embarking on a possible offer, incurring significant cost, without a high degree of confidence on deliverability.

Pfizer continues to want to engage with AstraZeneca:

•	AstraZeneca can work with Pfizer to help deliver optimal deal terms and structure.

•	The possible offer put forward by Pfizer on 2 May 2014 was based solely on public information. Engagement would provide AstraZeneca management with the opportunity to provide Pfizer a better understanding of the business and its prospects, and the credible basis for their new long-range targets.

•	Constructive engagement may lead to a transaction that AstraZeneca can recommend. Pfizer will continue to be disciplined on price.

The full presentation to AstraZeneca investors can be found at www.pfizerupdate.com.

Pfizer Contacts

Investors

Chuck Triano

+1 (212) 733 3901

Ryan Crowe

+1 (212) 733 8160

U.S. Media

Joan Campion

+1 (212) 733 2798

Andrew Topen

+1 (212) 733 1338

U.K. Media

Andrew Widger

+44 1737 330 909

BofA Merrill Lynch

+44 (0) 20 7996 1000

Fares Noujaim

Adrian Mee

Michael Findlay

Geoff Iles

Guggenheim Securities

+1 (212) 901 9371

Alan Schwartz

Ken Springer

Jim Ferency

J.P. Morgan

+44 (0) 20 7742 4000

Steve Frank

Laurence Hollingworth

Mark Breuer

Christopher Dickinson

Merrill Lynch, Pierce, Fenner & Smith Inc and Merrill Lynch International, subsidiaries of Bank of America Corporation, are acting exclusively for Pfizer in connection with the possible offer and for no one else and will not be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for providing advice in relation to this announcement or any matters referred to herein.

Guggenheim Securities, LLC (“Guggenheim Securities”), which is regulated as a broker-dealer by the Financial Industry Regulatory Authority in the United States, is acting as a financial adviser to Pfizer in relation to the possible offer and no-one else in connection with this announcement or the possible offer referred to herein, and will not be responsible to any person other than Pfizer for providing the protections afforded to customers or clients of Guggenheim Securities nor for providing any advice in relation to the possible offer or any matters referred to herein.

J.P. Morgan Securities LLC (“J.P. Morgan”), together with its affiliate J.P. Morgan Limited (which conducts its U.K. investment banking business as J.P. Morgan Cazenove and which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Pfizer in connection with the possible offer and for no one else, and is not, and will not be, responsible to anyone other than Pfizer for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the possible offer or any other matters referred to in this announcement.

Disclosure requirements of the Takeover Code (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

Disclosures are therefore required in the shares of Pfizer and AstraZeneca.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realise the expected benefits of the possible combination, negative effects of this announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Pfizer assumes no obligation to update or revise the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31 December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.